Filed by MGI PHARMA, INC.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Guilford Pharmaceuticals, Inc.

Commission File No.: 000-23736

MGI PHARMA at Banc of America Securities Specialty

Pharmaceuticals Conference

July 29, 2005

Presentation

David Maris: Thank you for joining us for our conference this morning. I have a couple of housekeeping items. First of all, just a reminder, Carl Icahn will be speaking at 2:15, today, otherwise titled “How to Take $4,000 and Turn it into $8.9 Billion.” I think he’s going to give a nice blueprint on how to do that, but again, that’s at 2:15 in this room.

As you’re aware, we’re required also to make a number of conflict of interest and related disclosures in connection with our participation in this conference and the companies that we may discuss. If you’d like to review these important disclosures, please pick up the packets containing the public appearance disclosures at the back of this room. PDF copies can be accessed by those of you viewing these presentations via web cast.

Well, someone who’s certainly, going from maybe not the $4,000 amount up to much larger territory is MGI PHARMA. How’s that for a forced segway? Today, it’s my pleasure to have Lonnie Moulder, the CEO of the Company, here with us. And you all know MGI either from my impressive voice blasts or recommending the stock or just, you know, for the performance that they’ve had — a very, very solid performance that they’ve had.

The company, an oncology-focused company; a number of products in development in oncology; several on the market, including Aloxi, which certainly has ‘moxie’, which I’ve said also 15 times in voice blasts. Without any further ado, Lonnie is going to give a short presentation and we’ll turn it over to Q&A.

And without any further ado, Lonnie.

Lonnie Moulder: Thanks, David, and thanks to BofA for inviting MGI PHARMA to present here today. I’ll be making some forward-looking statements, and I refer you to our Securities & Exchange Commission filings. We’re very excited, based on some recent announcements and our performance, so far, this year. We truly believe, at MGI PHARMA, that we’re building a leading biopharmaceutical company.

We believe we’ve assembled a portfolio that can deliver revenue, exceeding $1 billion within 5 years, and our flagship product is really the lead to get us to that point. And Aloxi, so far this year, has performed well with just under $120 million in revenue — sales revenue for the first half, and is now the number one market share 5-HT3 antagonist in an injectable formulation.

You’re aware of our recent announcement relative to the planned acquisition of Guilford Pharmaceuticals. I’ll speak just a bit more about that. But clearly, this helps us expand our portfolio.

With this pending acquisition, we would be adding Aquavan and Gliadel to our portfolio — a portfolio where we’ve made substantial progress recently — with Dacogen undergoing FDA review, with Saforis planning for an NDA submission at about the end of this quarter, and then with ZYC101a for cervical dysplasia initiating that pivotal program just this month. We also have, of course, the financial strength to deliver on this portfolio.

I’ll talk just a bit about a strategy relative to the Guilford transaction. As a company, we have a franchise in Aloxi that goes beyond chemotherapy-induced nausea and vomiting into postoperative nausea and vomiting.

And we’ve been discussing that, in order to move into postoperative nausea and vomiting with that product, we’re going to need a commercial organization — primarily a field force — that can concentrate on the hospitals and the surgical centers. And we’re calling that an “acute care” strategy — acute care being hospitals, being centers where products are administered intravenously.

And with Aloxi in PONV requiring that to formulate that commercial organization in about a year or year and a half from now, we would be ramping that up. And it would make sense to leverage that organization by having additional products.

So we embarked on a strategy to screen potential products that would overlap with the Aloxi PONV strategy and identified a variety of agents that would have some overlap in the hospital marketplace. You could imagine injectable anti-infectives, pain medications. Well, Aquavan came along as an opportunity that would be a very, very good companion product to Aloxi in PONV. And in addition, Guilford has in their portfolio Gliadel, which is already sold into the hospital marketplace.

So it made a lot of sense to assess that opportunity and see how it would actually fit with our acute care strategy. And we landed on, for MGI, this is an ideal way to get to where we want to be in acute care. So we intend to be an oncology and an acute care focused biopharmaceutical company, and a leading company in these areas.

So with Aloxi for PONV having revenue potential approaching $250 million and a pivotal program that’s already underway, we’ve now really solidified the strategy on how we’re going to successfully launch that product. Gliadel matches nicely with our current oncology portfolio as a drug for glioblastoma multiforme and a drug that’s sold currently into the hospital segment.

And this immediately will allow us to enhance our hospital presence today. Our current oncology organization probably spends about a third of its time in hospitals. And by deploying the acute care sales forces as part of the Guilford organization against Aloxi for CINV immediately in addition to Gliadel, we actually increased our share of voice in the hospital area two to three times.

And, of course, the hospital focus of that organization will also help with the launch of Dacogen. There are also some earlier-stage opportunities that require a modest spend to get to a decision that are oncology targets that are a part of the portfolio. So we think this is very compelling to allow us to continue execute on building in oncology and to the begin building an acute care focused company.

So this is what the portfolio would look like, after the close of the transaction, with a number of marketed products — clearly, Aloxi being the flagship product. And I’ll come back to the pipeline in just a moment.

As you know, Aloxi is the best in class 5-HT3 antagonist, based on head-to-head clinical trials with the market-leading 5-HT3 antagonist showed superiority, and allows Aloxi to receive labeling from the FDA for acute and delayed nausea and vomiting. Where Aloxi — a single dose prior to chemotherapy can protect the patients for up to five days following their chemotherapy — as compared to the competitive products that provide reasonable protection on day one, but then require multiple days of oral follow-up therapy in patients that are already nauseous, not an ideal situation.

So again, sales approaching $120 million — actually $118 million — in the first half of the year, that number one position. And this is clearly a franchise. We have a pivotal program in conjunction with Helsinn Healthcare, our licensor, for Aloxi in CINV in an oral formulation. And we believe that the Aloxi CINV franchise, oral and IV, will approach $0.5 billion in sales.

We also have the Aloxi PONV program in Phase III studies, and PONV is a very, very nice opportunity. There is still an unmet need here. Zofran, ondansetron, probably receives about 80% of the market share in this category for postoperative nausea and vomiting. Where it’s utilized are in surgeries that involve manipulation of the abdominal organs, abdominal surgery, gynecological surgery.

And there are actually about 30 million doses of 5-HT3 antagonists in this area, where the other drugs are priced in the $12 to $15 range. We think Aloxi could garner a price at least double that, since it will cover the patients for multiple days, allowing them to get out of the hospital potentially sooner, because they’re able to consume food, to get back to normal activities once they’re home from a short procedure, because they just feel better.

And clearly, we see synergy here with Aloxi in PONV with our future acute care portfolio that would include Aquavan and also includes ZYC101a, which will be sold into the gynecologic audience. So that’s all I was going to say about our currently marketed portfolio. And, of course, we’ll address questions on Aloxi, as we move to the Q&A session. But as far as the pipeline is concerned, since the closing of the Guilford transaction is pending, I’m going to focus in on Dacogen, Saforis and ZYC101a.

For Dacogen, as you know, this is a novel hypomethylating agent that’s undergoing FDA review with a PDUFA date of September 1 for a myelodysplastic syndrome, or MDS, indication. It’s also under review as an MAA in Europe. And there’s a variety of studies ongoing now to highlight the alternative dosing work that — which first presented at ASH last December — and then again updated at ASCO just in the second quarter.

And the updated ASCO included the results of the analysis showing that in this three arm study, where Dacogen could be administered as a one-hour infusion, daily over five days, daily over ten days, or subcutaneously over five days, that the one-hour infusion daily for five days was the winning arm showing superiority over the other two arms.

So from that point forward the data disclosed at ASCO, all patients accrued into the study are being accrued into the one-hour daily times five day regimen. And we would anticipate publications and additional medical meeting disclosures for the remainder of this year.

We also are initiating a pivotal program in acute myeloid leukemia. The Phase II portion of that that came about in discussion with the FDA is already accruing patients. The Phase III portion is undergoing a special protocol agreement discussion. We had the opportunity, probably, to wrap this up a bit earlier in the year. But as many of you may be aware, the ASH-FDA-AML endpoint seminar occurred just three weeks ago. We thought it would be prudent to wait until after that event to land on the final protocol design under an SPA. So now we’re moving forward with that.

And overall there are 40 trials — more than 40 trials — ongoing with Dacogen in a variety of settings, including a survival trial in MDS in Europe with the EORTC, trials using the new dosing regimen in MDS, in AML, trials in CML, combination trials with HDAC inhibitors, and trials in solid tumors in combination with other agents. So it’s a rather robust program — we see hypomethylation being a relevant mechanism in a variety of cancers beyond MDS.

Saforis is the product for oral mucositis that we first spoke about in September of last year, when we acquired Aesgen. And this product has completed a pivotal Phase III trial in patients receiving anthracycline-based chemotherapy that causes oral mucositis, which is a real problem for patients. It can prevent proper nutrition, causes a lot of pain, leads to infections, actually has a level of mortality associated with it.

Saforis, in the Phase III trial that was presented at ASCO in 2004, met the primary endpoint of a risk reduction in WHO, or World Health Organization, Grade 2 or greater oral mucositis with a p value of 0.026, and actually had a even greater benefit in those patients with the most severe grades of oral mucositis Grade 3 or greater.

And again, the NDA is being targeted to be submitted — I think the slide says “filing,” let’s say “submitted” — at about the end of the third quarter. And clearly, this fits into our supportive care franchises as we build this company going forward with Aloxi and Saforis in supportive care, we clearly have a leading supportive care franchise.

ZYC101a is a product that came from the ZYCOS acquisition, from our MGI Biologics platform technology. Is a product that’s now in a pivotal program for high-grade cervical dysplasia in younger women. And the basis of that is really the result of the Phase II trial program, a randomized placebo-controlled Phase II trial program, where in patients under age 25, there was a 70% complete resolution rate with ZYC101a versus 23% with placebo, which is expected in placebo due to spontaneous resolutions.

So our goal in this program in younger women is really to replicate the results in this Phase II trial, leading ultimately to a submission for high-grade cervical dysplasia in younger women. And this is the target audience that I spoke about earlier, gynecologists. Gynecologists cause the most postoperative nausea and vomiting when they do surgery, so there is an overlap here with our acute care franchise.

Finally, I’ll just speak a moment about irofulven, our novel cytotoxic that’s in a broad development program. Although today we are most focused in hepatocellular cancer, thyroid cancer based on earlier results, and a randomized Phase II trial in combination with capecitabine and prednisone versus mitoxantrone and prednisone. The results of that Phase II trial will be known by year end and will lead us to a decision as to whether we will, in fact, pursue Phase III for irofulven in patients that are hormone-refractory and have failed Taxotere.

As a company, we obviously have the impending or the Guilford transaction closing that could occur here in the October timeframe. But as a standalone, without the impact of Guilford, this is the guidance we have delivered before, and this guidance excludes Dacogen revenue but includes all Dacogen launch costs — its marketing, sales and medical costs. And then with the Guilford transaction, we tried to give people a sense of what that means over the next few years.

And let me frame it this way: The Aquavan development program is a broad development program, a large development program for a Phase III compound. And in preparing for the launch, there’s a large investment from a commercial standpoint. So when you include, obviously, the impact of the Guilford transaction, if you really focus on the Aquavan development program, a broad Phase III program and all pre-launch costs and launch costs, it will impact our pre-tax income in 2006 and 2007 and then become, of course, accretive in ‘08 and be impactful in a big way to revenue in earnings thereafter. So, for 2006, $35 million reduction in pre-tax income and, in 2007, a $25 million reduction, and I think you can see that that would make a lot of sense for a broad Phase III program and launch cost for an exciting product.

We’re in a strong financial position, reporting almost $220 million in cash at the end of the second quarter, and you can see our share count here. That’s without the impact of an additional 8 million shares that would come in once we hit $16 million in operating income on a quarterly basis, or $64 million on an annual basis.

So our goals for the remainder of 2005: deliver on $260 million of Aloxi revenue and additional revenue from our other products of $25 million. Clearly, completing the launch activities around Dacogen and launching the product upon FDA action. Moving into the AML pivotal program for Dacogen. Completing the NDA for Saforis at about the end of the third quarter. Advancing the Aloxi PONV program. Advancing the Aloxi oral program in CINV, both Phase III pivotal programs. The ZYC101a program, the pivotal program, moving that along. And then, the decision on irofulven based on the results of the irofulven combination program in prostrate cancer. Our other ZYCOS, now MGI Biologics, program ZYC300 for solid tumors — evaluating it in a Phase I/ II program. Establishing commercialization paths for our products outside of the US. We own worldwide rights to every product in the portfolio except for Aloxi, where we hold US and Canadian rights.

As we assess our strategy here, especially post the Guilford transaction integration where we bring Aquavan into the portfolio, we have the opportunity to actually out-license one product at a time or consider more strategic transactions, where we can work with one or two parties and collaborate in R&D, which actually could contribute in a meaningful way to the company to offset some of our R&D expenses, and then, clearly have a strong commercialization partner, where we would retain, at least, the royalty interest in these products going forward. And then, of course, close the transaction in the fourth quarter and manage the integration of the organizations and really leverage initially, the commercial asset in place of Guilford towards Aloxi for CINV.

So that is 2005. Clearly, we’re focused on building a leading company — I would say not just a leading oncology company, but a leading oncology and acute care company. At MGI PHARMA, we believe we’ve assembled the right team, the right portfolio to make that happen, and we appreciate the support of our shareholders and I guess we can open up for questions now, David.

Question and Answer Session

David Maris: Sure. Why don’t we see if there are any questions from the audience first?

Unidentified Speaker: Lonnie, were you surprised at the reaction the stock took on the Guilford transaction, and do you think it’s reflective that maybe shareholders didn’t want you to do this type of transaction and wanted to see the benefit from Aloxi growth and that’s really why they were investing in the stock in the first place?

Lonnie Moulder: Well, if you look at the reaction, I think, we’re off about 5% based on the transaction. I would think looking at precedent transactions and just seeing the additional shares that we are issuing, I think the reaction has been quite good. And I’ve had the opportunity to discuss this with a variety of shareholders. The question really comes down to understanding the strategy here that, clearly, if we are launching Aloxi for PONV, with a new acute care commercial organization, it makes sense to leverage that and you need additional products.

The question is really timing. Why do this now? Well, the reality is, you do a Phase III product transaction now, so that it will be ready at the time that that commercial organization is in place and, I think, people are understanding that. The opportunity here is, that we also bring in Gliadel, which has nice margins and we can leverage the commercial organization against Aloxi in CINV and even increase our current hospital share of voice.

So, I think, people are understanding the strategy. Clearly, there’s an impact on 2006 and 2007. I understand that from a dilution standpoint of the EPS. But becoming highly accretive thereafter and in building a leading company with the portfolio like this, this is a substantial company that’s going to deliver a lot of shareholder value over time, and I think people are understanding that.

Unidentified Speaker: With that, do you think that you’ll have — and when would you hope to complete an R&D, or any sort of out licensing for European markets? And while it would largely offset or that it would — could offset the dilution of the transaction, is it possible that it could offset it completely even surpass that?

Lonnie Moulder: Offset it completely may be unrealistic. I think it can reduce the reduction that we spoke about in pre-tax income. It all depends on how we structure the transaction. Clearly, it can be done in a way where there is upfront, payment — milestone payments. What would be relevant here is, whether there is R&D offset, whether the other party or parties are contributing to the research and development around its portfolio. Clearly, this is — these are great assets. When you have products in Phase III development, you can put some pretty compelling transactions in place, we would favor parties that actually have R&D capabilities and recognize that a contribution to R&D is appropriate. It would be a strong desire of ours in a transaction that there would be R&D offset.

So that would obviously impact the P&L in the way that you are suggesting, David. But completely offsetting it, I think that’s probably unrealistic. So there will be some dilution. But from a timing standpoint, it’s always difficult to put out a time for getting transactions done, because as a company and for our shareholders, we want the right transaction. And the right transaction is a party that will most successfully commercialize these products, and brings in, you know, the type of financial support that we desire. So our goal is to do what we can this year to get there. If it spills over into next year, that could happen, but we’re very focused and there are a lot of interested parties, and when we have a transaction, of course, we’ll be announcing that.

David Maris: Yesterday, Pat Mahaffy spoke and essentially said about Dacogen, you know, bring it on, that he doesn’t — he is not so worried. The toughest thing of competing, right now, is competing against the product that’s not launched and believes that Vidaza has some attractive attributes vis-à-vis Dacogen. What do you think of that? Is this a — everyone wants to always say, well, it will expand the market or will play nicely. Is Dacogen a better product than Vidaza?

Lonnie Moulder: Well, there aren’t any head-to-head trials. So anyone to suggest that there is data clinically that the products are different, they’re really basing that on individual trials, mechanism of action, or pre-clinical work. So, I think the definitive answer to that is only available through a head-to-head clinical trial. But as far as the opportunity out there, clearly, there’s an opportunity in this marketplace to educate many, many more physicians, clinicians about what hypomethylating agents do, how to manage patients on hypomethylating agents that happen to have some cytotoxic properties.

So there is this large portion of the market that today does not seem to understand how to manage patients through the initial myelosuppression, count decreases and then once driving a patient to a response, understanding by keeping patients on an agent of this type leads to a cytogenetic change, leads to the underlying disease being altered and having long-term benefits for the patients.

So I think the real opportunity for both companies competing in this marketplace is to take that entire pie that hasn’t been educated yet and to educate those people. So there is a nice opportunity for both. Clearly, we’ll be competing. There are physicians where Vidaza already owns that mind share. It’s clearly a minority, if you look at the amount of use of that product in all high risk and intermediate risk patients. There is a big opportunity that remains out there.

David Maris: One question that numbers of investors had over the course of last year and since the day the numbers came in, is MDS just a smaller category or smaller opportunity than originally thought, or is it just a tougher to penetrate area?

Lonnie Moulder: It’s not smaller. And tougher to penetrate meaning tougher than what people expected? But with an agent like this in this area, you know, it takes time to educate. Let’s think about this, these are hem-oncs that are using growth factors that have no toxicity. So now they are thinking about using agents that have some myelosuppression. That’s a different paradigm. At the same time, there are hem-oncs that treat a lot of leukemia, they are used to high-dose chemotherapy, they are used to induction chemotherapy where they send a patient to a response immediately. So there are two paradigms they are used to in how they treat patients.

Now there is a class of agents in MDS that has more toxicity than growth factors, but doesn’t drive patients to responses immediately like they were used to seeing when they used chemotherapy in leukemia. So it’s a new way of treating patients. And they’ll be fine with it. There are patients that are getting benefit from Vidaza.

So over time with a lot of education, manage the patients to count drop, continue dosing, driving to a response and when they have a response, continue dosing to alter the underlying disease. So the clonal cells are eliminated. The cytogenetic response is so important to alter the progression to AML, the survival of these patients. So I think it’s more a new treatment paradigm and with a brand new class of agents, it takes time, just does.

David Maris: One of the concerns early this year was that — that was floated out there, is that, the change of reimbursement would have some impact on use of Aloxi. You said recently that you really haven’t seen that. Is that the case? And can you also talk about the dynamic, as you seem to have a higher market share in outpatient clinics and hospitals? What drives that?

Lonnie Moulder: You know, I think the use or the change in reimbursement, the one impact it did have, was in January on chemotherapy in general. The 5-HT3 antagonists given the support patients receiving chemotherapy, were used a bit less earlier in the year. You can’t make up for that, it just doesn’t happen. So, there was less chemotherapy in January. So, if you look at the first six months of the year there might be yet less 5-HT3 antagonist used than otherwise would have been anticipated. But it was a class effect of chemotherapy at that. Aloxi specifically, based on the MMA, the changes and reimbursement, going to an ASP plus 6 system have not been impacted.

Aloxi is positioned well in the clinic setting based on the new approach. In the hospital setting, speaking to the difference in share, our hospital share hovers around 10%; our clinic-setting share is in the mid 30%. So, there is clearly a difference there. One difference is the lag, because it requires formulary approvals, PNT committee meeting. And then once you get a formulary approval, you may get a formulary approval that isolated the certain chemotherapies, or certain areas of the institution, or initially in failures, and then you get some experience, and then they expand it to full formulary approval.

So there is this whole continuum of capturing share in the hospital marketplace and it takes time. This year under OPPS Aloxi is reimbursed ASP plus 6, whereas the other 5-HT3 antagonists, the competitors, are reimbursed as a percentage of AWP. The proposed rules for next year, beginning in January, is a level playing field, all the agents would be reimbursed at ASP plus 6 plus 2, 2 covering pharmacy administration cost. So ASP plus 8 for all agents, which really does put us on a level playing field, and I think that bodes well for those institutions where maybe the different reimbursement was important to them. Although I would say that the institutions aren’t as sensitive to the reimbursement as the clinics are, the institutions are more oriented towards the pharmacy hospital budget. And so, it’s our job to demonstrate it’s a better drug, and we have the data to do that, and it’s taking time. But we’ve had a variety of major cancer centers now move to Aloxi on formulary, and we believe we’ll continue to ramp that up. I think having another 50 or so people promoting at the hospital will help also.

David Maris: Based on what you said though does that mean that the 10% share in the hospital is particularly sensitive to when Zofran goes generic or do you think that there is another reason why that’s not an issue? I mean is their decision making somewhat more economically sensitive than other. Is that at risk?

Lonnie Moulder: The reality is that Zofran will be generic, and it will no longer be promoted. You’ve seen this happen with drugs when they’re no longer promoted, what happens to that overall molecule compared to the drugs in a category that continue to be promoted. Now, there is, obviously, some price sensitivity within hospital pharmacy budgets. At the same time, the strongest clinical data, head-to-head clinical data, Aloxi versus Zofran, shows statistical superiority on day one, statistical superiority over multiple days, superiority in nausea, superiority in emetic episodes. Our best data is versus Zofran, and as more and more people get experience with the drug, we’ll get more and more penetration into the hospital marketplace, regardless of where ondansetron is from a generic standpoint.

David Maris: I would — just — I’ll be very specific; when Zofran goes generic, do you see that Aloxi’s pricing at the hospital may have to adjust downwards or that you’d see your share at risk?

Lonnie Moulder: No, I don’t see the pricing being reduced. And I think there is a great value proposition to cover a patient for five days with a single dose and the hospital paying some number just north of $150 a vial for that.

David Maris: Okay. Question, please.

Unidentified Speaker: Yes. Periodically, both Vidaza and Dacogen could be approved in Europe by the end of this year. When you need to have your commercialization strategy in place to ensure that there is no head start, if they’re approved right around the same time, for Vidaza, since Pharmion does have a European presence already? And secondly, being that you give up 20 to 30% of the economics back to SuperGen for European sales, what kind of deals should we look for that would ensure some of the economics remain with MGI PHARMA?

Lonnie Moulder: I think your second point is important. Our royalty rate starts at 20% and peaks out at 30%, so annually depending on what the sales levels are worldwide that determines what our royalty payment will be to SuperGen.

David Maris: For those on the web cast, Lonnie Moulder is choking. But hopefully the stock does not react. I think he’s going to recover. Some more water — I don’t know I have lot at stake for you recovering here, Lonnie.

Lonnie Moulder: So—So, the point is, on the royalty, to ask for much more than that 25%, 30% or whatever the weighted royalty will be, would be challenging. So I think that’s a good point. So how much more of a royalty would we receive? It’s going to be modest. So I think an important point is ongoing R&D support, milestone payments, where, we get a lot of the benefit. I think that’s just the reality of it on Dacogen.

From a timing standpoint, we haven’t really guided what we believe the action point will be from the EMEA. And I think you said, if you assume, around the end of the year, when is it when you would launch, which you launch shortly thereafter, within a few months later. So it would be important to have the commercialization piece in place by early next year, I agree.

David Maris: Look out for in the middle.

Unidentified Speaker: Lonnie, if you look at NDC data for Aloxi for the last couple of months, it looks like there was a pretty nice up tick in June relative to April and May. And I think, if I’m correct and none of those months include US Oncology, or at least May and June don’t. So it would seem that you’re penetrating away from US Oncology further, so can you just talk about that dynamic, is the June trend one that you think is sustainable, and what’s driving it outside of US Oncology?

Lonnie Moulder: Yes. You’re correct that the US Oncology data is not contained within the NDC or IMS reported data at this point. The phenomenon that you see has been there for the last few years for the whole class, where the first month of the quarter is the lightest, the second month is greater and then third month of a quarter is the greatest. And there is a variety of dynamics there, some of them I can’t explain, some I can. Classically, there have been quarterly rebate programs, so that the clinician — and this is primarily in the physician office setting, where to qualify for the rebate they need to purchase a certain amount of products by the end of the quarter. In the case of the second quarter, I know that was in place with Zofran. The distributors, specialty distributors that actually distribute all of these products and Aloxi into the marketplace, were very active in countering the Zofran rebate on behalf of Aloxi.

We didn’t alter any of our terms, but we know the distributors were quite active in the second quarter, especially in June. So we’ll see if that trend continues, whether the Zofran rebate is something that pops up in the third quarter or fourth quarter. But clearly, the third month of the quarter is always bigger than the first month of the quarter, and that’s been the case for some time.

David Maris: You don’t speak much about Saforis, maybe if you could give us an update and your expectations for Saforis?

Lonnie Moulder: I appreciate the opportunity to do that, because we speak about Aloxi so much and Dacogen, and then we always run out of time. So for Saforis, this is a quite meaningful product. This is a product that patients will take a teaspoon of Saforis three times a day, they swish and swallow. In chemotherapy, there’s two approaches here. And those regimens that are absolutely high risk for oral mucositis and there are regimens — certain sarcoma regimens, head and neck cancer regimens, certain lymphoma regimens, where that is known is a high risk.

You would use Saforis along with the first cycle. Other regimens, which is the case in the pivotal trials, if that the patient has a oral mucositis on the first cycle, whether there’s a 10% incidence, 20% incidence, 30% incidence, you might see that in the first cycle. In subsequent cycles, you would then use Saforis for these patients, and for each time you administer Saforis, the patients will take that for two to three weeks thereafter. We believe the opportunity is probably 250,000 to 400,000 a year, and that our internal thinking about pricing, we believe Saforis in the US can approach $100 million in sales. But it’s layered into our current oncology sales force and takes advantage of that leverage, has nice margins. So it’s going to be a very meaningful product operationally for the company, and solidify our supportive care franchise.

David Maris: I think we have time for one last question. How much are you spending on irofulven now? And if that project does go away, what’s the saving?

Lonnie Moulder: Yes. It’s mid-single digit millions, and that includes clinical trial costs, other out-of-pocket costs involved in the trials, clinical grants to laboratory testing and scan readings.

David Maris: And when you think of — if the results are positive, will you go ahead with that or is that a product that you might partner in the US?

Lonnie Moulder: Any product that fits into our oncology or acute care franchise, we would intend not to partner in the US. We have the infrastructure — another product adds to the portfolio. Outside of the US would be very important though to get the development support to move irofulven into a bigger program.

David Maris: And your expectation therefore, earnings for next year, does it include an assumption of continued funding?

Lonnie Moulder: Yes, it does.

David Maris: Great. Well, I want to thank the company for their participation, and thank you for your attention.

Lonnie Moulder: Thank you.

Forward Looking Statements

This material contains certain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are typically preceded by words such as “believes,” “ expects,” “anticipates,” “intends,” “will,” “may,” “should,” or similar expressions. These forward-looking statements are not guarantees of MGI PHARMA’s or Guilford’s future performance and involve a number of risks and uncertainties that may cause actual results to differ materially from the results discussed in these statements. Factors that might cause either Company’s results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to, the ability of MGI PHARMA and Guilford’s product candidates to be proven safe and effective in humans, to receive marketing authorization from regulatory authorities, and to ultimately compete successfully with other therapies; continued sales of MGI PHARMA and Guilford’s marketed products; development or acquisition of additional products; reliance on contract manufacturing; changes in strategic alliances; continued access to capital; ability of Guilford and MGI PHARMA to complete the transaction on the proposed terms; the risk that the perceived advantages of the transaction, if consummated, may not be achieved; and other risks and uncertainties detailed from time to time in the Companies’ filings with the Securities and Exchange Commission including their most recently filed Form 10-Q or 10-K. MGI PHARMA and Guilford undertake no duty to update any of these forward-looking statements to conform them to actual results.

Additional Information And Where To Find It

MGI PHARMA intends to file a registration statement on Form S-4 containing a proxy statement/prospectus in connection with the proposed acquisition of Guilford by MGI PHARMA pursuant to the terms of the Agreement and Plan of Merger by and between MGI PHARMA and Guilford. The proxy statement/prospectus will be mailed to the stockholders of Guilford. Investors and stockholders are urged to read the proxy statement/prospectus and other relevant materials when they become available because they will contain important information about the merger, MGI PHARMA and Guilford. Investors and stockholders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. These documents can also be obtained for free from MGI PHARMA by directing a request to MGI PHARMA Investor Relations at 952-346-4700 and for free from Guilford by directing a request to Guilford Investor Relations at 410-631-5022.

Participants in the Merger

MGI PHARMA, Guilford and their directors and officers may be deemed to be participants in the solicitation of proxies from Guilford stockholders in respect of the proposed transaction. Information regarding MGI PHARMA’s participants is available in MGI PHARMA’s Annual Report on Form 10-K for the year ended December 31, 2004 and its proxy statement for its 2005 Annual Meeting of Stockholders, which are filed with the SEC. Information regarding Guilford’s participants is available in Guilford’s Annual Report on Form 10-K for the year ended December 31, 2004 and the proxy statement for its 2005 Annual Meeting of Stockholders, which are filed with the SEC. Additional information regarding interests of such participants will be included in the registration statement containing the Proxy Statement/Prospectus that will be filed with the SEC. You can obtain free copies of these documents from MGI PHARMA and Guilford using the contact information above.